Exhibit 1.03

February 16, 2007

PERSONAL AND CONFIDENTIAL

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Dear David Drummond:

Pursuant to our recent discussions, I am pleased to confirm the arrangements under which Morgan Stanley & Co. Incorporated and its affiliates (“Morgan Stanley”) have been engaged since August 26, 2005 by Google Inc. (the “Company”) as its financial advisor in connection with the planning, development and implementation of a program to enable Google’s employees (other than executive officers and certain other members of executive management) to sell their vested transferable employee stock options (the “TSO Program”).

Since the beginning of our engagement, Morgan Stanley has provided you and will continue to provide you with advice and assistance in connection with the TSO Program, including, as appropriate, advice and assistance with respect to: (i) defining the objectives and scope of the TSO Program, (ii) designing and implementing an auction system for the TSO Program for use by the Company and potential bidders, (iii) obtaining necessary regulatory approvals for the TSO Program, (iv) documenting the TSO Program and conducting periodic due diligence reviews of the Company and (v) explaining the benefits and rationale for the TSO Program to employees, bidders, the press and the investment community. Please note, however, that Morgan Stanley does not provide accounting, tax or legal advice.

In connection with the TSO Program, Morgan Stanley and the Company agree to negotiate expeditiously and in good faith, a Development, Hosting and License Agreement with the Company, which will set forth, among other things, the services that Morgan Stanley will perform in relation to the TSO Program, the rights the Company will have with respect to the intellectual property created by Morgan Stanley and certain fees in connection therewith, a draft of which has been provided by the Company to Morgan Stanley (the “License Agreement”), with the goal of entering into the License Agreement on or prior to March 31, 2007.

As you know, our fees are designed to reflect our contribution to a major corporate objective. In addition to fees specified in the License Agreement, our fee for the design and implementation phase of this project will be $2.5 million, which will be payable upon execution of this letter agreement (the “Payment Date”); provided that 50% of the $2.5 million (or $1,250,000) will be paid by the Company to Morgan Stanley upon the execution of the License Agreement. Our fee for the execution phase of the project will be as set forth in the License Agreement.

In addition to the fees set forth herein and in the License Agreement, we previously agreed that the Company would reimburse Morgan Stanley for reasonable expenses for outside counsel, not to exceed $500,000. We will separately bill the Company for such expenses, which will be payable by the Company on the date on which the TSO Program becomes available to all of your eligible employees (the “Effective Date”).

Please note that this letter does not constitute a commitment by Morgan Stanley to underwrite or place any securities issued by the Company or make any loan to the Company and that such commitment will exist only if and when the parties enter into a definitive underwriting, placement or loan agreement that contains Morgan Stanley’s customary terms, including compensation and indemnification. In addition, in accordance with its customary practices, Morgan Stanley’s policy requires formal approval by the appropriate Morgan Stanley Commitment Committee prior to entering into such underwriting, placement or loan agreement.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and credit services businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in debt or equity securities or senior loans of the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument; provided, however, that Morgan Stanley will put into effect policies and procedures that are designed to ensure that material non-public information made available to Morgan Stanley in connection with this engagement has not been disclosed to individuals within Morgan Stanley other than the individuals directly involved in providing the services contemplated by this engagement.

Except as may be required by applicable securities laws in connection with any hedging transactions contemplated by the TSO Program, Morgan Stanley will rely on the accuracy and completeness, without verifying it independently, of any written information we receive from the Company in connection with this engagement. Any advice or opinions Morgan Stanley provides for this assignment may not be disclosed or referred to publicly or to any third party, other than your advisors, except in accordance with our prior written consent.

Notwithstanding anything herein to the contrary, Morgan Stanley and the Company agree that the Company (and its employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with securities laws. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state income tax treatment of the transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors.

Morgan Stanley will act under this letter agreement as an independent contractor with duties and obligations solely to the Company. Because we will be acting on your behalf in this capacity, it is our practice to receive indemnification. An indemnity agreement is attached to this letter as Exhibit A.

Without limiting the provisions of the License Agreement, our services hereunder may be terminated with or without cause by you or by us at any time and without liability or continuing obligation to you or to us (except for any compensation earned and expenses incurred by us to the date of termination, subject to the limits described above) and provided that the indemnity and non-disclosure provisions will remain operative regardless of any such termination.

If the terms of our engagement as set forth in this letter are satisfactory, kindly sign the enclosed copy of this letter and indemnification form and return them to us.

We look forward to working with Google on this very important assignment.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ MICHAEL D. GRIMES
	Name:	Michael D. Grimes
	Title:	Managing Director

Accepted and agreed to:

GOOGLE INC.

By:	/S/ DAVID DRUMMOND
	Name:	David Drummond
	Title:	SVP Corporate Development

Date:

Enclosure

Exhibit A

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Gentlemen:

This letter will confirm that we have engaged Morgan Stanley & Co. Incorporated to advise and assist us in connection with the matters referred to in our letter agreement dated February 16, 2007 (the “Engagement Letter”). In consideration of your agreement to act on our behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and your and their respective officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an “Indemnified Person”) from and against any losses, claims, damages or liabilities related to, arising out of or in connection with the engagement (the “Engagement”) as described in the Engagement Letter and for which indemnification is not provided pursuant to the License Agreement (as defined in the Engagement Letter) and the distribution agreement to be entered into by you, Google and other bidders in the TSO Program, and we will reimburse each Indemnified Person for all expenses (including fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement, whether or not pending or threatened and whether or not any Indemnified Person is a party. We will not, however, be responsible for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith, intentional misconduct or gross negligence of any Indemnified Person. We also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined to have resulted from the bad faith, intentional misconduct or gross negligence of such Indemnified Person.

You agree to give us prompt notice of any action, claim, suit, investigation or proceeding that may give rise to any claim by you or any other Indemnified Person for indemnification or contribution hereunder, provided that your failure to give us such notice promptly will relieve us of our obligations hereunder only to the extent we are prejudiced thereby. We will not, without your prior written consent, which consent may not be unreasonably withheld or delayed, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claims, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without our prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph.

If the indemnification provided for in the first paragraph of this agreement is judicially determined to be unavailable (other than in accordance with the terms hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, we shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to you, on the one hand, and us and our employees who participate in the TSO Program referred to in the Engagement Letter, on the other hand, of the Engagement or (ii) if the allocation provided by clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of you and us, as well as any other relevant equitable considerations; provided, however, in no event shall your aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by you, under the Engagement Letter and the License Agreement.

Notwithstanding anything herein to the contrary, we shall have no liability or obligation hereunder to any Indemnified Person in connection with or with respect to the failure of any Indemnified Person to comply with Regulations M, SHO or ATS under the Securities Exchange Act of 1934, as amended, or any related law, rule or regulation.

The provisions of this agreement shall apply to the Engagement and any modification thereof and shall remain in full force and effect regardless of any termination or the completion of your services under the Engagement Letter.

All notices under this letter shall be in writing and given to you at the address set forth above, and to us at Google Inc., 1600 Amphitheater Parkway, Mountain View, CA 94043, Attn: General Counsel.

This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed in that state.

Very truly yours,

GOOGLE INC.

By:	/S/ DAVID DRUMMOND
	Name:	David Drummond
	Title:	SVP Corporate Development

Accepted:

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ MICHAEL D. GRIMES
	Name:	Michael D. Grimes
	Title:	Managing Director
Date: